809103

82- SUBMISSIONS FACING SHEET

MI[redacted]

02026430

REGISTRANT'S NAME Arizona Star Resources

*CURRENT ADDRESS ______________________

PROCESSED

APR 11 2002

THOMSON FINANCIAL

**FORMER NAME ______________________

**NEW ADDRESS ______________________

FILE NO. 82- 1491 FISCAL YEAR 4-30-99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 1-18-02

#82-1491

BCSC British Columbia Securities Commission

QUARTERLY REPORT
FORM 61

02 JAN 15 AM 8:29

AR/S 4-30-99

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows:

SCHEDULE A: FINANCIAL INFORMATION

Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:

For the first, second and third fiscal quarters:
An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.

For the fourth fiscal quarter (year end):
Annual audited financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below is to be provided when not included in Schedule A.

1. *For the current fiscal year-to-date:*
   Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales, and general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.
2. *For the quarter under review:*
   (a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid.
   (b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.
3. *As at the end of the quarter:*
   (a) Particulars of authorized capital and summary of shares issued and outstanding.
   (b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date.
   (c) Total number of shares in escrow or subject to a pooling agreement.
   (d) List of directors.

SCHEDULE C: MANAGEMENT DISCUSSION

Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive:

Acquisition or abandonment of resource properties, acquisition of fixed assets, financings and use of proceeds, management changes, material contracts, material expenditures, transactions with related parties, legal proceedings, contingent liabilities,default under debt or other contractual obligations, special resolutions passed by shareholders.

Specifically, the management discussion must include:

(a) disclosure of and reasons for any material differences in the *actual* use of proceeds from the previous disclosure by the issuer regarding its *intended* use of proceeds; and
(b) a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quarter and disclosure of the material terms of any investor relation arrangements or contracts entered into by the issuer during the quarter.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT (Y M D)
ARIZONA STAR RESOURCE CORP.	April 30, 1999	99 09 17

ISSUER'S ADDRESS				
Suite 3113, Three Bentall Centre, 595 Burrard Street, PO Box 49113				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver,	BC	V7X 1G4	681-6209	681-8371
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
Roger Richer		President		681-8371

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (Y M D)
➤ [signature]	ROGER RICHER	99 09 17
➤ [signature]	CLIVE T. JOHNSON	99 09 17

FIN 2061 Rev. 98 / 5 / 19

Arizona Star Resource Corp.

CONSOLIDATED FINANCIAL STATEMENTS

April 30, 1999 and 1998

PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1111 West Hastings Street
Vancouver British Columbia
Canada V6E 3R2
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

June 9, 1999

AUDITORS' REPORT

To the Shareholders of
Arizona Star Resource Corp.

We have audited the consolidated balance sheets of **Arizona Star Resource Corp.** as at April 30, 1999 and 1998 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 1999 and 1998 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP
Chartered Accountants

ARIZONA STAR RESOURCE CORP.

September 17, 1999

Report to Shareholders

My Fellow Shareholders,

Despite depressed metal prices, exploration and feasibility work on the Aldebaran project in Chile (the "Project") continued through the fourth quarter with $1.0 million spent on exploration and $4.8 million on the feasibility study. Placer Dome Inc. ("Placer") is working to earn a 51% interest in the Project and is planning to spend $18 million in 1999 on exploration and feasibility work. In addition to drilling on the Cerro Casale deposit, Placer has completed further diamond drilling on the Eva, Estrella, Anfiteatro and the newly discovered Romancito Sur zones. Additional work included water well drilling and testing, metallurgical testing, water rights applications and environmental baseline studies.

Subsequent to the quarter end, exploration, feasibility and water exploration drilling was completed and geological modeling of the Cerro Casale deposit continues. Metallurgical testing has also been completed. A mineable reserve has been completed along with a detailed production schedule. Remaining work consists of optimization studies, final economic analysis and completion of the final report.

Outlook

Feasibility work conducted by Placer is ongoing and is expected to be completed on time by February, 2000. Placer's involvement in the Project ensures that the world class Cerro Casale deposit will be advanced to final feasibility irrespective of the current weak metals market.

Investor Relations Activities

The Company does not have a specific investor relations contract, however, under a management agreement between the Company and Bema Gold Corporation ("Bema"), the Company pays a pro rata portion of the monthly cost to Bema of each of the personnel providing investor relation services on behalf of the Company.

Year 2000

The Company has assessed its vulnerability to the Year 2000 ("Y2K") issue in all aspects of its business. A thorough assessment shows there is no critical reliance on computer systems or programs, which would expose the Company to any substantial Y2K problem. The Company has upgraded the financial accounting systems to software that are Y2K compliant and all other identified programs in use which had Y2K issues have now been upgraded. The testing phase was completed at the end of March 1999 and the Company believes that its internal systems are now fully Y2K compliant.

On behalf of the Board of Directors, I would like to express my appreciation to our shareholders for their continued support.

ARIZONA STAR RESOURCE CORP.

"Roger T. Richer"
President

A MEMBER OF THE BEMA GROUP OF COMPANIES
Suite 3113, Three Bentall Centre, 595 Burrard Street, PO Box 49113, Vancouver, British Columbia, Canada V7X 1G4
Tel: (604) 681-8371 Fax: (604) 681-6209

ARIZONA STAR RESOURCE CORP.

CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30
(expressed in Canadian dollars)

	1999	1998
Assets		
Current assets		
Cash	$ 3,887,731	$ 5,781,429
Accounts receivable	45,983	684,212
Prepaid expenses	8,083	11,773
	3,941,797	6,477,414
Investments *(Note 3)*	86,521	86,521
Refundable Chilean tax *(Note 4)*	3,424,589	3,683,594
Resource properties *(Note 4 and Schedule)*	33,726,037	32,955,524
	$ 41,178,944	$ 43,203,053
Liabilities		
Current liabilities		
Accounts payable	$ 130,653	$ 588,458
Notes payable to Bema Gold Corporation	–	807,088
	130,653	1,395,546
Shareholders' Equity		
Capital stock *(Note 5)*		
Authorized		
100,000,000 common shares without par value		
Issued		
39,685,437 common shares (1998 – 39,685,437)	44,691,979	44,691,979
Deficit	(3,643,688)	(2,884,472)
	41,048,291	41,807,507
	$ 41,178,944	$ 43,203,053

Approved by the Board _____________ Director _____________ Director

(See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED APRIL 30
(expressed in Canadian dollars)

	1999	1998
Expenses		
Office and administrative	$ 108,142	$ 204,098
Shareholder information	58,068	119,509
Audit and tax consulting	50,889	32,740
Accounting	47,093	93,504
Rent and utilities	41,616	45,936
Management fees	30,000	30,000
Interest and bank charges	27,470	284,136
Legal	17,005	10,851
Transfer agent	10,988	8,406
Listing and filing fees	4,134	8,787
	395,405	837,967
Loss before the following	(395,405)	(837,967)
Write-off of resource property	(690,083)	–
Interest income	119,871	79,148
Foreign exchange gain	206,401	233,339
Loss before capital taxes	(759,216)	(525,480)
Capital taxes	–	(16,778)
Loss for the year	(759,216)	(542,258)
Deficit, beginning of year	(2,884,472)	(2,342,214)
Deficit, end of year	$ (3,643,688)	$ (2,884,472)
Loss per common share	$ (0.02)	$ (0.01)

(See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30
(expressed in Canadian dollars)

	1999	1998
Operating activities		
Loss for the year	$ (759,216)	$ (542,258)
Non-cash charge		
Write-off of resource property	690,083	–
Changes in non-cash working capital		
Accounts receivable	638,229	(342,674)
Prepaid expenses	3,690	(10,606)
Accounts payable	(457,805)	(700,162)
Cash from (to) operating activities	114,981	(1,595,700)
Financing activities		
Shares issued for cash, net of costs	–	9,105,342
Promissory notes issued (repaid) to Bema Gold Corporation, net	(807,088)	807,088
Cash from (to) financing activities	(807,088)	9,912,430
Investing activities		
Acquisition, exploration and development	(1,460,596)	(9,797,054)
Net proceeds from the Aldebaran transaction *(Note 4)*	–	6,637,792
Refundable Chilean tax	259,005	(1,180,912)
Cash to investing activities	(1,201,591)	(4,340,174)
Increase (decrease) in cash	(1,893,698)	3,976,556
Cash, beginning of year	5,781,429	1,804,873
Cash, end of year	$ 3,887,731	$ 5,781,429

(See accompanying notes to consolidated financial statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 1999 and 1998
(in Canadian dollars unless otherwise stated)

1. Nature of operations

Arizona Star Resource Corp. ("Arizona Star") and its subsidiary companies (collectively "the Company"), in association with Bema Gold Corporation ("Bema"), its principal shareholder (31.6%), is engaged in the acquisition, evaluation and development of mineral properties. Bema provides management, administrative and technical services, including all geological assessments to the Company. Accordingly, the Company is economically dependent on Bema to render such services.

2. Summary of significant accounting policies

Principles of consolidation
The consolidated financial statements include the accounts of Arizona Star, its wholly-owned subsidiaries, and its proportionate 51% interest in Compania Minera Aldebaran and 25% interest in Compania Minera Casale. The Company's wholly-owned subsidiaries include: Imperial Gold Corporation, Minera Estrella de Oro Limitada and Arizona Star Resource (Bermuda) Ltd. Intercompany balances and transactions are eliminated on consolidation.

Use of estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all highly liquid money market instruments which have a maturity of three months or less.

Investments
Investments not subject to significant influence are accounted for using the cost method. Investments are written down when, in the opinion of management, there has been a permanent impairment in the value of an investment.

Resource properties
Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are deferred in the accounts. The ultimate realization of the value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties. If production is attained, then these costs will be amortized using the unit-of-production method based on proven, probable and possible reserves. Costs relating to properties abandoned are written-off when it is determined that the property has no continuing value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 1999 and 1998
(in Canadian dollars unless otherwise stated)

Foreign exchange translation
The Company's foreign operations are integrated subsidiaries and financial statements are translated using the temporal method. Exchange gains or losses arising on translation are included in income for the year, except for those gains or losses that have been capitalized to mineral properties. Exchange gains or losses arising from the translation of long-term monetary assets or liabilities with a fixed or ascertainable life are deferred and amortized over the life of the respective asset or liability.

3. Investments

	1999	1998
Cost		
Bema Gold Corporation	$ 86,520	$ 86,520
Idaho Gold Corporation	1	1
	$ 86,521	$ 86,521

The investments are in companies related by way of directors in common. As at April 30, 1999, the Company owned 61,800 (1998 – 61,800) shares of Bema having a market value of approximately $66,700 (1998 – $219,000).

4. Resource properties

	1999	1998
Aldebaran property	$ 32,755,793	$ 31,985,280
Imperial County royalty interest	970,244	970,244
	$ 33,726,037	$ 32,955,524

(in Canadian dollars unless otherwise stated)

Aldebaran property
On January 28, 1998, Arizona Star and Bema completed a final closing on an agreement with Placer Dome Inc. ("Placer") allowing Placer to acquire a 51% interest in the Aldebaran property which consists of the Cerro Casale deposit and the adjacent property previously referred to as Yeguas Heladas. The Aldebaran property, located in the Maricunga District of Northern Chile, is owned 51% by Arizona Star and 49% by Bema. Under the terms of the agreement, Placer will:

(i) pay U.S.$10 million cash; U.S.$5.1 million to Arizona Star and U.S.$4.9 million to Bema (completed);
(ii) subscribe by way of private placement for U.S.$10 million of common shares consisting of 1,142,976 shares of Arizona Star at Cdn.$6.20 per share and 907,807 shares of Bema at Cdn.$7.50 per share (completed);
(iii) undertake a $15 million exploration programme and complete a feasibility study at an estimated cost of $25 million by January 28, 2000;
(iv) decide whether to proceed to construction after completion of the feasibility study, and, if so:
  - arrange up to $1.3 billion of financing for mine construction;
  - invest $200 million of equity in the project on behalf of all the partners;
  - arrange senior project financing for at least 50% of the capital cost and provide a completion guarantee of up to $1.1 billion in respect thereof;
  - provide subordinated debt to the extent that the senior project financing is less than $1.1 billion; and
  - commence construction of the mine.
(v) if upon completion of the feasibility study the project is unfinanceable due to a weak metal market, the agreement allows for a delay in the commencement of construction until the project becomes financeable.

Upon completing the above terms, Placer will own 51% of the Aldebaran property with Arizona Star and Bema each owning 25% and 24% respectively.

The recovery of the refundable Chilean tax of $3,424,589 (1998 – $3,683,594) is dependent upon the Aldebaran property being placed in production.

Imperial County royalty interest
The Company retains a 1.5% royalty on net smelter returns on the Imperial County claims located in Imperial County, California, U.S.A. of which Glamis Gold Inc. is the owner and operator.

Ceniza property
During the year ended April 30, 1999, pursuant to several agreements, the Company was earning an interest, ranging from 51% to 100%, in two claim groups, the Doris claims and the Llanos claims, known as the Ceniza property, located in Chile. In December 1998, the Company decided to abandon its option to earn an interest in the Ceniza property, and as a result wrote-off related acquisition and exploration expenditures totaling $690,083.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 1999 and 1998
(in Canadian dollars unless otherwise stated)

5. Capital stock

	1999		1998	
	Shares	**Amount**	**Shares**	**Amount**
Balance, beginning of year	**39,685,437**	**$ 44,691,979**	37,764,961	$ 35,586,637
Shares issued during the year				
For cash, net of costs *(Note 4)*	–	–	1,142,976	7,086,452
For cash on exercise of warrants by Bema Gold Corporation	–	–	625,000	1,875,000
For cash on exercise of directors' and employees' stock option	–	–	152,500	143,890
Balance, end of year	**39,685,437**	**$ 44,691,979**	39,685,437	$ 44,691,979

As at April 30, 1999, 1,215,500 directors' and employees' stock options remain outstanding. These options are exercisable at prices ranging from $0.50 to $1.50 and expire at dates varying from May 4, 2000 to September 10, 2003.

6. Incorporated joint venture

The Company has included in its accounts the following aggregate amounts with respect of Compania Minera Aldebaran (51%) and Compania Minera Casale (25%) which are incorporated joint ventures:

	1999	1998
Balance Sheets		
Cash	**$ 139,485**	$ 4,142,700
Accounts receivable	**$ 42,290**	$ 415,803
Refundable Chilean tax	**$ 3,055,086**	$ 3,353,635
Resource properties	**$ 24,828,450**	$ 24,116,385
Accounts payable	**$ 4,332**	$ 32,610
Statements of Cash Flows		
Operating activities		
Changes in non-cash working capital	**$ 345,235**	$ (1,021,252)
Investing activities		
Acquisition, exploration and development	**$ (712,065)**	$ (8,423,689)
Proceeds from the Aldebaran transaction	**$ –**	$ 7,322,580
Refundable Chilean tax	**$ 298,549**	$ (1,057,911)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 1999 and 1998
(in Canadian dollars unless otherwise stated)

7. Segmented information

The Company has one operating segment, which is mineral exploration and development. The Company's geographic segments are presented below. Capital assets consist of interests in resource properties and related refundable Chilean tax.

	1999	1998
Capital assets at end of year		
Chile	**$ 36,180,382**	$ 35,668,874
United States	**970,244**	970,244
	$ 37,150,626	$ 36,639,118

8. Related party transactions

During the year, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema and affiliated companies:

	1999	1998
Costs incurred		
Project management and field work on resource properties	**$ 83,021**	$ 1,149,122
Interest	**$ 24,527**	$ 283,974
Office and administrative	**$ 78,664**	$ 174,524
Accounting	**$ 39,959**	$ 89,365
Rent and utilities	**$ 41,616**	$ 45,936
Public relations	**$ 20,840**	$ 43,210
Management fees	**$ 30,000**	$ 30,000
Accounts receivable	**$ –**	$ 183,423
Accounts payable	**$ 66,542**	$ 387,482

9. Income taxes

Non-capital loss carry-forwards for Canadian tax purposes of $1,199,131 commence to expire in 2002 to 2006 unless utilized (2002 – $83,398; 2003 – $8,474; 2004 – $Nil; 2005 – $959,950; 2006 – $147,309). The benefits of these amounts have not been reflected in these consolidated financial statements.

(in Canadian dollars unless otherwise stated)

10. Fair value of financial instruments

The fair value of cash, accounts receivable, and accounts payable approximate their carrying values due to the short-term nature of these instruments.

11. Uncertainty due to Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four digits to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failures which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

RESOURCE PROPERTIES SCHEDULE
FOR THE YEARS ENDED APRIL 30, 1999 AND 1998
(expressed in Canadian dollars)

	Aldebaran property	Imperial County royalty interest	Ceniza property	1999	1998
Balance, beginning of year	$ 31,985,280	$ 970,244	$ –	$ 32,955,524	$ 29,796,262
Additions during the year					
Acquisition costs	–	–	243,270	243,270	–
Administration	244,360	–	–	244,360	–
Assays	–	–	8,535	8,535	541,925
Drilling	–	–	–	–	1,637,151
Engineering and geological consulting	–	–	41,875	41,875	1,627,773
Field expenditures and equipment	128,527	–	53,922	182,449	937,770
Field support	341,810	–	277,326	619,136	2,239,516
Geology	–	–	22,928	22,928	515,360
Hydrogeology	–	–	–	–	186,872
Project management fees	–	–	33,565	33,565	974,286
Travel	55,816	–	8,662	64,478	197,375
Trenching	–	–	–	–	939,026
	770,513	–	690,083	1,460,596	9,797,054
	32,755,793	970,244	690,083	34,416,120	39,593,316
Net proceeds from the Aldebaran transaction	–	–	–	–	(6,637,792)
Write-off of resource property	–	–	(690,083)	(690,083)	–
Balance, end of year	$ 32,755,793	$ 970,244	$ –	$ 33,726,037	$ 32,955,524

ARIZONA STAR RESOURCE CORP.
SCHEDULE B:
Supplementary Information for the Period Ended
April 30, 1999

1. Breakdown, by major category, of those deferred expenditures and general costs for the fiscal year to date:

   See attached Schedule A.

2. (a) Summary of Securities issued during quarter under review:

   Nil

   (b) Summary of Options granted during quarter under review:

   Nil

3. (a) Particulars of authorized and issued share capital as at April 30, 1999:

			Issued	
Class	**Par value**	**Number authorized**	**Number**	**Amount**
common	no par value	100,000,000	39,685,437	$44,691,979

   (b) Options outstanding as at April 30, 1999:

Security	Number	Exercise Price	Expiry Date
Options	40,000	$0.50	May 4, 2000
Options	25,000	$0.73	December 13, 2000
Options	275,000	$1.21	March 27, 2001
Options	155,000	$8.30	December 10, 2001
Options	695,500	$1.50	April 15, 2002
Options	25,000	$1.50	September 10, 2003

   (c) Shares in escrow or subject to pooling:

   Nil

   (d) List of Directors:

   Clive T. Johnson
   Joseph M. Kajszo
   Stephen J. Kay
   Barry D. Rayment
   Roger Richer

#82-1491

ARIZONA STAR RESOURCE CORP.
SCHEDULE C:

See attached Letter to Shareholders.

#82-1491

ARIZONA STAR RESOURCE CORP.

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF **ARIZONA STAR RESOURCE CORP.** (THE "COMPANY") HEREBY APPOINTS ROGER RICHER, OR FAILING HIM, CLIVE JOHNSON, OR INSTEAD OF EITHER OF THE FOREGOING, ____________________, OR FAILING HIM, ________________________________, (HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OF THE MEMBERS OF THE COMPANY TO BE HELD IN VANCOUVER, BRITISH COLUMBIA ON THURSDAY, THE 28th DAY OF OCTOBER, 1999 AT 2:30 IN THE AFTERNOON (LOCAL TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1. To determine the number of directors of the Company at five.

   VOTE FOR __________ or VOTE AGAINST ___________

2. To elect each of the following persons as a director of the Company for the ensuing year:

CLIVE T. JOHNSON	VOTE FOR _______	WITHHOLD VOTE _________
JOSEPH M. KAJSZO	VOTE FOR _______	WITHHOLD VOTE _________
STEPHEN J. KAY	VOTE FOR _______	WITHHOLD VOTE _________
BARRY D. RAYMENT	VOTE FOR _______	WITHHOLD VOTE _________
ROGER RICHER	VOTE FOR _______	WITHHOLD VOTE _________

3. To appoint Messrs. PricewaterhouseCoopers, Chartered Accountants, as Auditors for the Company for the ensuing year at a remuneration to be determined by the directors.

   VOTE FOR __________ WITHHOLD VOTE ___________

4. To grant authority to the Directors to amend existing stock options and to grant additional stock options to Insiders and amend any such stock options, so long as such options and amendments are in compliance with the policies of the Vancouver Stock Exchange in effect at the time of the grant or amendment.

   VOTE FOR __________ or VOTE AGAINST ___________

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, **(IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS)**, and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Directors' Report to Members, the Quarterly Report of the Company for its fourth fiscal quarter which contains the Company's audited consolidated financial statements for the fiscal period ended April 30, 1999, the Notice of Annual General Meeting of Members, the accompanying Information Circular dated as of September 10, 1999, the Annual Return Card Form, and the Notes hereto and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

A. THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED MEMBER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

B. A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, **MONTREAL TRUST COMPANY OF CANADA**, SUITE 401, 510 BURRARD STREET, VANCOUVER, B.C., V6C 3B9 NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF OR DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

C. REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

D.. IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE MEMBER(S).

DATED this _________ day of ____________________, 1999
(NOTE TO SHAREHOLDER: PLEASE INSERT DATE OF EXECUTION)

____
Signature of Member

____
Name of Member (please print)

____
Address of Member

____
City/Province

____
Number of Shares Held

ANNUAL RETURN CARD FORM
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED
SHAREHOLDERS OF **ARIZONA STAR RESOURCE CORP.**
(the "Company")
CUSIP NO. 04059G 10 6

National Policy Statement No. 41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's **SUPPLEMENTAL MAILING LIST** in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to MONTREAL TRUST COMPANY OF CANADA, Suite 401, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

****

Name of Registered/
Non-Registered Shareholder: ______________________________
(Please print)

Address: ______________________________

____

Postal Code: ______________________________

Signature: ______________________________

Date: ______________________________

I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED
(please circle)

SHAREHOLDER OF ARIZONA STAR RESOURCE CORP.

****

#82-1491

02 JAN 15 AM 8:29

ARIZONA STAR RESOURCE CORP.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of **ARIZONA STAR RESOURCE CORP.** (hereinafter called the "Company") will be held in the Governor General Room, Suite "C" at the Pan Pacific Hotel, Suite 300, 999 Canada Place, Vancouver, British Columbia on Thursday, the 28th day of October, 1999 at 2:30 p.m. (Vancouver time), for the following purposes:

1. To receive the report of the Directors;

2. To receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 1999 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3. To determine the number of Directors at five;

4. To elect Directors;

5. To appoint Auditors and to authorize the Directors to determine their remuneration;

6. To grant authority to the Directors to amend existing stock options and to grant additional stock options to Insiders and amend any such stock options, so long as such options and amendments are in compliance with the policies of the Vancouver Stock Exchange in effect at the time of the grant or amendment; and

7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Directors' Report referred to in item 1 above, as well as the Company's Quarterly Report for its fourth fiscal quarter which contains the Company's audited consolidated financial statements for the fiscal year ended April 30, 1999, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia this 17th day of September, 1999.

BY ORDER OF THE BOARD

"Roger Richer"

Roger Richer
President and Director

ARIZONA STAR RESOURCE CORP.
Suite #3113, Three Bentall Centre
595 Burrard Street, PO Box 49113
Vancouver, B.C. V7X 1G4

INFORMATION CIRCULAR

(Containing information as at September 15, 1999)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **ARIZONA STAR RESOURCE CORP.** (the "Company") for use at the Annual General Meeting of Members of the Company (and any adjournment thereof) to be held on Thursday, October 28, 1999 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and a Director, respectively, of the Company. A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by MONTREAL TRUST COMPANY OF CANADA of Suite 401, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or delivered to the Chairman of the meeting prior to the commencement of the meeting.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Company at Suite #3113, Three Bentall Centre, 595 Burrard Street, P.O. Box 49113, Vancouver, British Columbia, V7X 1G4 at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital: 100,000,000 common shares without par value
Issued and Outstanding: 39,710,437 common shares without par value

Only members of record at the close of business on September 15, 1999 (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every individual who is present as a member or as a representative of one or more corporate members, or who is holding a proxy on behalf of a member who is not present at the meeting, will have one vote, and on a poll, every member present in person or represented by proxy and every person who is a representative of one or more corporate members, will have one vote for each common share registered in his name on the list of members, which is available for inspection during normal business hours at Montreal Trust Company of Canada and will be available at the meeting.

To the knowledge of the directors and senior officers of the Company, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name	No. of Shares	Percentage
Bema Gold Corporation (1) Suite #3113, Three Bentall Centre 595 Burrard Street Vancouver, B.C. V7X 1G4 Canada	12,558,220	31.64%

(1) Bema Gold Corporation ("Bema") is a public mining company whose shares are listed for trading on the Vancouver Stock Exchange, The Toronto Stock Exchange and the American Stock Exchange. Bema has certain common directors and officers with the Company and manages the affairs of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to determine the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* (British Columbia).

Pursuant to Section 111 of the *Company Act* (British Columbia), Advance Notice of the Annual General Meeting was published in The Province newspaper on September 1, 1999 and was filed with the British Columbia Securities Commission and with the Vancouver Stock Exchange.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence[(1)]	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years[(1)]	Previous Service as a Director	Number of Shares[(1)]
Clive T. Johnson[(2)] *Director* Canada	Chairman, President, Chief Executive Officer and Director of Bema Gold Corporation.	Since April 10, 1987	61,100[(3)]
Joseph M. Kajszo *Director* Canada	President and Director of Nevada Pacific Gold Ltd. Vice-President of Exploration of Ivanhoe Capital Corporation until June 30, 1997.	Since July 21, 1993	Nil
Stephen J. Kay *Director* U.S.A.	President, Chief Executive Officer and Director of Ecuadorian Minerals Corporation, President, Chief Financial Officer and Director of Southern Metals Corp., both mineral exploration companies.	Since January 9, 1997	12,000
Barry D. Rayment[(2)] *Director* U.S.A.	Principal of Mining Assets Corporation, a geological consulting firm which provides advisory services to the mining industry.	Since March 15, 1991	Nil
Roger Richer[(2)] *President and Director* Canada	Vice President, Administration, General Counsel, Secretary and Director of Bema Gold Corporation.	Since March 15, 1991	Nil

NOTES:

(1) The information as to country of residence, principal occupation and shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) Denotes member of Audit Committee.

(3) 59,500 of these shares are held in the name of 392611 B.C. Ltd., a private B.C. corporation which is wholly-owned by Mr. Johnson.

The Company does not have an executive committee nor does it have a compensation committee.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

As reflected in the following table, the Company paid cash or other compensation in the fiscal years ended April 30, 1999, 1998 and 1997 to Mr. Roger Richer, the President of the Company (the "Named Executive Officer"). The Company has no other executive officers to whom it paid cash or other compensation during the fiscal years ended April 30, 1999, 1998 and 1997.

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Options granted (#)*	*Restricted Shares or Restricted Share Units ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
Roger Richer President [(1)]	*1999* *1998* *1997*	*Nil* *Nil* *Nil*	*Nil* *Nil* *Nil*	*Nil* *Nil* *Nil*	*Nil* *Nil* *60,000*	*N/A* *N/A* *N/A*	*N/A* *N/A* *N/A*	*Nil* *Nil* *Nil*

(1) The Company does not compensate Mr. Richer, however, Mr. Richer does receive remuneration as an officer of Bema, a portion of which is charged to the Company by Bema pursuant to the Management Services Agreement between the Company and Bema. See "Management Contracts" for further details.

Long-Term Incentive Plan Awards

The Company has not granted any long term incentive plan awards during the past fiscal year.

Stock Appreciation Rights

No stock appreciation rights were granted to or exercised by the Named Executive Officer during the fiscal year ended April 30, 1999.

Option Grants in Last Fiscal Year

No incentive stock options were granted to the Named Executive Officer during the last fiscal year.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended April 30, 1999 by the Named Executive Officer and the fiscal year-end value of unexercised options:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Roger Richer	*Nil*	*Nil*	*60,000*	*Nil*

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the low price for a board lot of common shares of the Company on the Vancouver Stock Exchange on the date of exercise.
(3) Calculated using the closing price of $1.15 for common shares of the Company on the Vancouver Stock Exchange on April 30, 1999, less the exercise price per share.

Option and Stock Appreciation Rights Repricing

During the fiscal year ended April 30, 1999, the following table sets forth details of all repricing of stock options during the fiscal year ended April 30, 1999 held by the Named Executive Officer:

Name	Date of Repricing	Securities Under Options Repriced or Amended (#)(1)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Roger Richer	*September 10, 1998*	*60,000*	*$1.15*	*$8.30*	*$1.50*	*Over 3 Years*

(1) These stock options were granted on April 15, 1997 for a term of five years expiring on April 15, 2002.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation Committee

The Company does not have a formally established Compensation Committee and, accordingly, that committee is deemed to be the Company's entire board of directors. Three of the Company's directors are also directors and/or officers of Bema. Bema is the controlling shareholder of the Company and has a Management Services Agreement with the Company. See also "Management Contracts".

Report on Executive Compensation

Board Report on Executive Compensation

The Company does not have an executive compensation program. Certain of the Company's directors and officers receive remuneration as officers or employees of Bema, the Company's controlling shareholder, a portion of which amount is charged by Bema to the Company pursuant to certain management agreements between the Company and Bema. See "Management Contracts" for more detail.

Stock Options

The board of directors of the Company (the "Board") grants stock options in accordance with the policies of the Vancouver Stock Exchange. The granting of stock options by the Board is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.

The Board has sole discretion to determine the key employees to whom it recommends that grants be made and to determine the terms and conditions of the options forming part of such grants. The Board approves ranges of stock option grants for each level of executive officer. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be granted by the Company is limited by the policies of the Vancouver Stock Exchange. Stock options have a five year term and are exercisable at the market price (as determined in accordance with the policies of the Vancouver Stock Exchange) of the Company's common shares on the date of grant. Generally, a holder of stock options must be a director, officer or employee of the Company, a subsidiary or an affiliate in order to hold stock options.

The foregoing report has been furnished by the Board.

Compensation of Directors

The Company does not compensate its directors in their capacities as such. Certain of the directors of the Company have received remuneration as officers or employees of Bema, a portion of which amount is charged by Bema to the Company pursuant to the Management Services Agreement between the Company and Bema. See "Management Contracts" for further details.

No stock options were granted to or exercised by the directors who are not Named Executive Officers during the fiscal year ended April 30, 1999. The following table sets forth the fiscal year-end value of unexercised options held by directors who are not Named Executive Officers:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)(1)
Directors who are not Named Executive Officers (4)	Nil	Nil	510,500	Nil

(1) Value of unexercised in-the-money options calculated using the closing price of $1.15 for common shares of the Company on the Vancouver Stock Exchange on April 30, 1999, less the exercise price of in-the-money stock options.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The chart below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of the Vancouver Stock Exchange Composite Index for the five fiscal year period commencing May 1, 1994 and ending April 30, 1999.


Shareholder Return Performance Graph
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
April '94
April '95
April '96
April '97
April '98
April '99
Arizona Star Resource Corp.
VSE Composite

* Assumes that the initial value of the investment on the Vancouver Stock Exchange in the Company's common shares was $100 on May 1, 1994.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since May 1, 1998, being the commencement of the Company's last completed financial year, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers, Chartered Accountants, as auditors of the Company and to authorize the directors to determine their remuneration. PricewaterhouseCoopers were first appointed auditors of the Company on May 1, 1997.

MANAGEMENT CONTRACTS

Management Services Agreement

Effective April 28, 1993 the Company entered into a management agreement (the "Management Services Agreement") with Bema whereby Bema agreed to provide to the Company, for an initial period of 12 months, office space, furnishings and equipment, communication facilities, secretarial and administrative services and personnel necessary to fulfil the day to day responsibilities imposed on the Company, to carry out and ensure compliance with the requirements of a British Columbia public company and to generally carry on its business. The Company agreed to pay Bema a monthly management fee of $2,500 and to reimburse Bema for all reasonable direct costs, expenses and disbursements incurred by Bema on behalf of the Company, as well as a pro rata portion of the monthly rent paid by Bema for its offices and a pro rata portion of the monthly corporate cost to Bema of each of the personnel providing services for Bema on behalf of the Company. On April 28, 1999 the Management Agreement was extended for an additional 12 month period.

Bema is the Company's controlling shareholder and Roger Richer, Clive Johnson and Barry Rayment, directors and/or officers and/or securityholders of the Company, are also directors and/or officers and/or securityholders of Bema. For the period May 1, 1998 to April 30, 1999 the Company was charged an aggregate of $181,079 by Bema for administrative and management services under the Management Services Agreement.

Exploration Program Management Agreement

Under the terms of an agreement dated April 28, 1993 (the "Exploration Management Agreement") the Company agreed with Bema that Bema would provide to the Company necessary personnel and expertise in preparing, implementing, managing, operating and administering mineral property exploration and development programs in respect of the Aldebaran Property and other mineral properties which the Company may acquire. Under the Exploration Management Agreement, the Company agreed to pay Bema on a monthly basis for the direct costs of the personnel, equipment and related services supplied in connection with an exploration or development work program at Bema's regular charge-out rate for such personnel together with reimbursement for all reasonable expense incurred by such personnel, as well as a fee equal to 10% of direct expenditures relating to the program.

For the period May 1, 1998 to April 30, 1999 the Company was charged by Bema an aggregate of $83,021 under the Exploration Management Agreement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the Company's Board of Directors with respect to "Stock Options to Insiders" as detailed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Options to Insiders

Since the date of the Company's last annual general meeting, the Board of Directors, on behalf of the Company, has not granted new stock options to Insiders. However, certain outstanding stock options to Insiders were amended, the details of which are described herein under the heading "Statement of Executive Compensation". All such options were amended in accordance with the policies of the Vancouver Stock Exchange and were accepted for filing by the Vancouver Stock Exchange.

For the purpose of satisfying any and all regulatory requirements that members approve stock options granted to Insiders prior to their exercise, the Company is seeking the approval of the members, **in advance**, to each amendment which may be made by the Company to the terms of existing stock options remaining outstanding which were granted to Insiders or to other persons whose stock options as originally constituted were approved by the members of the Company and to each grant by the Company of new stock options to Insiders and any amendments thereafter to such new options. Any new options will be granted and/or amended, or any alterations to existing options will be made, only in accordance with the policies of the Vancouver Stock Exchange in effect at the time of grant or amendment. The Company is presently classified as an Advanced company by the Vancouver Stock Exchange. The present policies of the Vancouver Stock Exchange with respect to options granted by Advanced companies are summarized as follows:

(a) the aggregate number of shares that may be reserved for issuance to any one individual on a yearly basis pursuant to the granting of stock options shall not exceed 5% of the issued shares of the Company at the time of granting of the options;

(b) all options granted shall be non-assignable and non-transferable;

(c) the exercise price of the stock options shall not be less than the average closing price of the Company's shares for the days traded within the ten trading days immediately preceding the day the Vancouver Stock Exchange receives notice of the grant and, if the options are granted within six months of a public distribution, the greater of such closing price or the per share price paid by the investing public for shares acquired under such public distribution and in any event not less than $0.15 per share. The average must not include a closing price that occurs earlier than the trading day following the day on which a material change was announced. Subject to a minimum price of $0.15 per share, if a stock option is announced before ten trading days have elapsed since the day of the announcement of a material change, then the average closing price per share must be calculated based on the closing prices during the period commencing on the trading day after the day by the Vancouver Stock Exchange if it is granted prior to the close of the trading day after the day on which a material change was announced;

(d) the maximum term of exercise of the options shall be ten years and the option can only be exercised while the optionee is a director or employee or up to within 30 days of ceasing to be so;

(e) member approval is required prior to the exercise or amendment or any stock option granted to any Insider; and

(f) any amendment to the terms of an option agreement must be accepted for filing by the Vancouver Stock Exchange prior to the amendment becoming effective.

Accordingly, the members will be asked at the annual general meeting to pass an ordinary resolution in the following terms:

> "RESOLVED that authority is hereby granted to the Directors to amend existing stock options and to grant additional stock options to Insiders and amend any such stock options, so long as such options and amendments are in compliance with the policies of the Vancouver Stock Exchange in effect at the time of the grant or amendment."

An ordinary resolution requires the favorable vote of a simple majority of the votes cast in person or by proxy at the Meeting.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Vancouver, British Columbia, this 17th day of September, 1999.

BY ORDER OF THE BOARD OF DIRECTORS

"Roger Richer"
ROGER RICHER
President and Director